Exhibit 10

Media information
NO. 28/2020

TRATON Proposes To Acquire All Outstanding Common Shares Of Navistar For USD 35 Per Share

Munich, January 30, 2020 – TRATON SE (“TRATON”), one of the world’s largest commercial vehicle manufacturers, today offered to acquire all of the outstanding shares of common stock of Navistar International Corporation (“Navistar”) (NYSE: NAV) not already owned by TRATON at a price of USD 35 per share in cash. This represents a 45% premium over Navistar’s closing share price of USD 24.11 on January 29, 2020 and a 19% premium over Navistar’s 90-day volume weighted average price of USD 29.40. TRATON currently owns 16.8% of the outstanding common shares of Navistar.

Since 2017, TRATON and Navistar have benefitted from a strategic alliance that has delivered significant value to both companies through increased purchasing power and the integration of new technologies. As the global commercial vehicle industry continues to evolve, TRATON believes that the proposed transaction is the logical next step and would result in even greater benefits.

If the proposed offer were accepted and the acquisition completed, the combined company would have an enhanced ability to meet the demands of new regulations and rapidly developing technologies in connectivity, propulsion and autonomous driving. Combining TRATON’s leading position in the European and South American markets with Navistar’s presence in North America would create a leader with global reach and complementary capabilities. The transaction would also provide substantial value to Navistar stockholders through an immediate and certain cash premium.

“Over the past three years, we have benefitted from a highly collaborative and productive strategic alliance with Navistar. As the market continues to evolve, we believe there are compelling strategic and financial benefits to a full combination of TRATON and Navistar. The proposed transaction would create a leader in commercial vehicles with global scale and a strong portfolio of leading brands and cutting-edge products, technologies and services while delivering immediate and substantial value to Navistar stockholders.” said TRATON Chief Executive Officer Andreas Renschler.

The proposal, which TRATON expects to be evaluated by the independent directors of Navistar, is subject to certain customary due diligence. Any transaction would be subject to approval by the boards of TRATON and Volkswagen AG and the Board of Directors of Navistar and its stockholders as well as negotiation of a definitive merger agreement and stockholder support agreements with certain major stockholders of Navistar. TRATON expects that the proposed transaction could be closed by the end of 2020.

As a significant stockholder of Navistar, TRATON is committed to seeing the proposal completed and would not, in its capacity as a stockholder, support an alternative transaction.

Volkswagen Corporate Communications | Head of Corporate Communications Contact Dr Marc Langendorf Phone +49-53 61-9-344 74 E-mail marc.langendorf@volkswagen.de | www.volkswagen-newsroom.com

TRATON SE | Head of Group Communications & Governmental Relations Contact Julia Kroeber-Riel Telephone +49-152-588 70 900 E-mail Julia.kroeber-riel@traton.com | www.traton.com

TRATON SE | Business Media Relations Contact Matthias Karpstein Telephone +49-172-360 30 71 E-mail matthias.karpstein@traton.com | www.traton.com

Volkswagen Group of America Executive Vice President Communications Volkswagen Group of America Contact Pietro Zollino Phone +1-703-364-7016 E-mail pietro.zollino@vw.com

About the Volkswagen Group:

The Volkswagen Group, with its headquarters in Wolfsburg, is one of the world’s leading automobile manufacturers and the largest carmaker in Europe. The Group comprises twelve brands from seven European countries: Volkswagen Passenger Cars, Audi, SEAT, ŠKODA, Bentley, Bugatti, Lamborghini, Porsche, Ducati, Volkswagen Commercial Vehicles, Scania and MAN. The passenger car portfolio ranges from small cars all the way to luxury-class vehicles. Ducati offers motorcycles. In the light and heavy commercial vehicles sector, the products include ranges from pick-ups, buses and heavy trucks. Every weekday, 664,496 employees around the globe produce on average 44,567 vehicles, are involved in vehicle-related services or work in other areas of business. The Volkswagen Group sells its vehicles in 153 countries.

In 2018, the total number of vehicles supplied to customers by the Group globally was 10,8 million (2017: 10,7 million). The passenger car global market share was 12.3 per cent. In Western Europe 22.0 per cent of all new passenger cars come from the Volkswagen Group. Group sales revenue in 2018 totalled €235.8 billion (2017: €231 billion). Earnings after tax in 2018 amounted to €17.1 billion (2017: €11.6 billion).

About TRATON:

TRATON SE is a subsidiary of Volkswagen AG and a leading commercial vehicle manufacturer worldwide with its brands MAN, Scania, Volkswagen Caminhões e Ônibus, and RIO. In 2019, TRATON GROUP’s brands sold around 242,000 vehicles in total. Its offering comprises light-duty commercial vehicles, trucks, and buses at 29 production and assembly sites in 17 countries. The Company had a workforce of around 82,700 employees worldwide across its commercial vehicle brands as of December 31, 2019. The Group seeks to transform the transportation system through its products, its services, and as a partner for its customers.